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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Lifeline Therapeutics, Inc.
                           ---------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    53221T108
                                    ---------
                                 (CUSIP Number)

                                Daniel W. Streets
                                Carol H. Streets
                             22130 E. Costilla Drive
                                Aurora, CO 80016
                             Telephone: 720 488 1711
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP No. 53221T108

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

         Daniel W. Streets
         Carol H. Streets
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Daniel W. Streets: United States
    Carol H. Streets: United States
--------------------------------------------------------------------------------
NUMBER OF                  |  7  |     SOLE VOTING POWER
SHARES                                 0 shares
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   |  8  |     SHARED VOTING POWER
EACH                                   2,008,500 shares
REPORTING                  -----------------------------------------------------
PERSON                     |  9  |     SOLE DISPOSITIVE POWER
WITH                                   0 shares
                           -----------------------------------------------------
                           | 10  |     SHARED DISPOSITIVE POWER
                                       2,008,500 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,008,500 shares as joint tenants
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.3 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         Daniel W. Streets: IN
         Carol H. Streets: IN

Item 1. Security And Issuer

     This Statement relates to the Common Stock of Lifeline Therapeutics, Inc., a company organized under the laws of the State of Colorado.

     The principal executive offices of the Company are located at 6400 South Fiddlers Green Circle, Suite 1750, Englewood, Colorado 80111.


Item 2. Identity and Background

     The identities and residential addresses of the reporting persons are:

     Daniel W. Streets, 22130 E. Costilla Drive, Aurora, Colorado 80016; and

     Carol H. Streets, 22130 E. Costilla Drive, Aurora, Colorado 80016.

     Mr. Streets serves as the Secretary, Treasurer and Director of Lifeline Therapeutics, Inc., 6400 South Fiddlers Green Circle, Suite 1750, Englewood, CO 80111.

     Mrs. Streets is President of Guaranty Bank and Trust Company, 3950 Lewiston Street, Aurora, Colorado 80011.

     The reporting persons have not been convicted in criminal proceedings of the nature described in Item 2(d) of Schedule 13D in the last five years.

     The reporting persons have not been parties to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting persons are both citizens of the United States.


Item 3. Source and Amount of Funds or Other Consideration

         This Schedule 13D reports the following transactions:

--------------------------------------------------------------------------------
Securities          Amount/Source of Funds
--------------------------------------------------------------------------------
2,008,500 shares    Mr. Streets acquired the shares of common stock pursuant to
of common stock     the terms of an Agreement and Plan of Reorganization between
                    Lifeline Nutraceuticals Corporation and Lifeline
                    Therapeutics, Inc., whereby the shareholders of Lifeline
                    Nutraceuticals exchanged their outstanding common stock in
                    Lifeline Nutraceuticals for newly issued stock in Lifeline
                    Therapeutics, Inc.
--------------------------------------------------------------------------------
2,008,500 shares    On December 2, 2004, Mr. Streets transferred (as a gift) a
of common stock     joint tenancy interest in the 2,008,500 shares of Lifeline
                    Therapeutics common stock to his wife, Carol H. Streets
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction

     The reporting persons acquired these shares for investment purposes.


Item 5. Interest in the Securities of the Issuer

     (a) The reporting persons aggregate interest and percentage of common stock of Lifeline Therapeutics, Inc. equals 2,008,500 shares (12.3% of the shares of common stock outstanding). The shares of common stock described above are the only interest the reporting persons have in Lifeline Therapeutics, Inc. common stock.

     (b) The reporting persons, individually, do not have sole voting or sole dispositive power with respect to any shares of common stock in Lifeline Therapeutics, Inc.. The reporting persons have shared voting and dispositive power with respect to 2,008,500 shares of common stock of Lifeline Therapeutics, Inc., which they hold as joint tenants

     (c) N/A

     (d) N/A

     (e) N/A


Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

     N/A

                                   Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 6, 2004                  By: /s/ Daniel W. Streets
                                           -------------------------------------


Dated:   December 6, 2004                  By: /s/ Carol H. Streets
                                           -------------------------------------



ATTENTION:     Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)